Exhibit 99.1

April 1, 2021

The Manager – Listing

BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Press Release

Pursuant to regulation 30(6) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 and para 202.05 read with para 202.06 of the NYSE Listed Company Manual, please find attached a press release and intimation for your records.

Thanking You,

For Wipro Limited

M Sanaulla Khan
Company Secretary
Encl: as above

Wipro to acquire Ampion, leading Australian provider of cyber security, DevOps and quality engineering services

Melbourne, Australia and Bangalore, India: April 1, 2021 – Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO), a leading global information technology, consulting and business process services company, today announced that it has signed an agreement to acquire Ampion, an Australia-based provider of cyber security, DevOps and quality engineering services.

Ampion was formed through the merger of IT services providers ‘Revolution IT’ and ‘Shelde’. Revolution IT was an IT services company in Australia founded in 2004 and Shelde was a digital IT security company founded in 2010 in Australia. The merged entity, Ampion is headquartered in Melbourne, with offices in Sydney, Brisbane, and a zone 3 facility in Canberra.

The Australian market is undergoing significant disruption through the adoption of cloud, DevOps, analytics and resilience related digital capabilities, across enterprises and public sector entities. Wipro and Ampion’s combined offerings, powered by engineering transformation, DevOps and security consulting services will bring scale and market agility to respond to the growing demands of customers.

Wipro’s new operating model emphasises strategic investments in focus geographies, proximity to customers, agility, scale and localisation. The acquisition of Ampion is an important step for Wipro in this direction, and strengthens the commitment towards clients and stakeholders in Australia and New Zealand (ANZ). Wipro has been present in the ANZ market for over two decades with deep client relationships across industry sectors and localised domain and delivery capabilities. Today, Wipro is well known for its differentiated technology solutions, and has also been recognized as a ‘Top Employer’ in Australia for two consecutive years.

“I am excited to welcome Ampion to the Wipro family. Ampion has a successful track record and enjoys immense credibility with leading enterprises in the region, a collaborative work culture, and significant local subject matter expertise. We see Ampion as a complementary force that will help us expand our footprint and accelerate our journey in the Asia Pacific region,” said N.S. Bala, CEO – APMEA, Wipro Limited.

“Our clients, employees and the entire market ecosystem will tremendously benefit from the synergies of Ampion and Wipro’s combined portfolio of transformation offerings,” said Jamie Duffield, CEO, Ampion. “We believe that Ampion’s experience, talent, capabilities and proven client credentials in ANZ, coupled with Wipro’s global scale, leadership in technology, and a deep understanding of domain and delivery, will make us a truly formidable team. We are pleased to become a part of Wipro and look forward to an exciting journey together.”

The acquisition is subject to customary closing conditions and regulatory approvals and is expected to close in the quarter ending June 30, 2021

About Ampion

Ampion is a leading Australian provider of cyber security, DevOps and quality engineering services. With an expert, local team of more than 500 consulting and technology specialists, Ampion is a trusted delivery partner to over 150 clients in Australia comprising of enterprises and public sector entities. Headquartered in Melbourne, with offices in Sydney, Brisbane and a zone 3 facility in Canberra, Ampion unites 26 years of engineering excellence from award-winning IT service providers Revolution IT and Shelde.

For more information, please visit www.ampion.com.au

About Wipro Limited

Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) is a leading global information technology, consulting and business process services company. We harness the power of cognitive computing, hyper-automation, robotics, cloud, analytics and emerging technologies to help our clients adapt to the digital world and make them successful. A company recognized globally for its comprehensive portfolio of services, strong commitment to sustainability and good corporate citizenship, we have over 190,000 dedicated employees serving clients across six continents. Together, we discover ideas and connect the dots to build a better and a bold new future.

Wipro Media Contact:

Purnima Burman

Wipro Limited

purnima.burman@wipro.com

Forward-Looking Statements

The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, and its plans, expectations and intentions. Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, complete proposed corporate actions, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our business and industry. The conditions caused by the COVID-19 pandemic could decrease technology spending, adversely affect demand for our products, affect the rate of customer spending and could adversely affect our customers’ ability or willingness to purchase our offerings, delay prospective customers’ purchasing decisions, adversely impact our ability to provide on-site consulting services and our inability to deliver our customers or delay the provisioning of our offerings, all of which could adversely affect our future sales, operating results and overall financial performance. Our operations may also be negatively affected by a range of external factors related to the COVID-19 pandemic that are not within our control. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.

Disclosure under Regulation 30 of the Securities and Exchange Board of India

(Listing Obligations and Disclosure Requirements) Regulations, 2015

Sr. No.	Particulars	Description
1	Target Name	Ampion Holdings Pty Ltd and its subsidiaries in Australia (“Ampion”)

2	Related party transaction	No

3	Industry of Target entity	An Australia based provider of cyber security, DevOps and quality engineering services.

4	Acquisition objectives	Wipro’s new operating model emphasizes strategic investments in focus geographies, proximity to customers, agility, scale and localization. The acquisition of Ampion is an important step for Wipro in this direction, and reinstates the commitment towards clients and stakeholders in Australia and New Zealand (ANZ). Further, Wipro and Ampion’s combined offerings, powered by engineering transformation, DevOps and security consulting services will bring scale and market agility to respond to the growing demands of customers.

5	Government & regulatory Approval required	Approval by the Committee on Australian Foreign Investment Review Board (“FIRB”)

6	Time period for completion	The transaction is expected to be completed during the quarter ending June 30, 2021, subject to requisite regulatory approvals and customary closing conditions.

7	Nature of consideration	Cash

8	Purchase consideration	USD 117 Million (US Dollar One Hundred and Seventeen Million)*

9	Shares acquired	100%

10	Target Information	Incorporated in 2018, Ampion is a provider of cyber security, DevOps and quality engineering services in Australia. The company’s business was formed through merger of IT services providers ‘Revolution IT’ and ‘Shelde’ in 2019. Revolution IT was a IT services company in Australia founded in 2004 and Shelde was a digital IT security company founded in 2010 in Australia. Merged entity Ampion is headquartered in Melbourne with other offices in Sydney, Canberra and Brisbane in Australia and has local team of more than 500 consulting and technology specialists.

Annual revenues run rate of Ampion for the year ending June 30, 2020 was USD 85.5 Mn, of which ~12% related to products sale.

* Conversion factor 1 AUD=0.78 USD